                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                  Under the Securities Exchange Act of 1934*
                               (Amendment No.  )



                           SCOTT TECHNOLOGIES, INC.
                           -------------------------
                               (Name of Issuer)



                    Common Stock, par value $.10 per share
                        (Title of Class of Securities)



                                   810022301
                                (CUSIP Number)

                                   COPY TO:
                                Faith Pengelly
                     J O Hambro Capital Management Limited
                                 10 Park Place
                           London SW1A 1LP, England
                              011-44-171-222-2020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                March 24, 2000
           (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------                                  ---------------------
  CUSIP No. 810022301           SCHEDULE 13D               Page 2 of 83 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management Limited
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          866,300
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          866,300

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      866,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IA, CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP No. 810022301           SCHEDULE 13D               Page 3 of 83 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      J O Hambro Capital Management (Holdings) Limited
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          866,300
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          866,300

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      866,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IA, CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP No. 810022301           SCHEDULE 13D               Page 4 of 83 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Growth Financial Services Limited
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          350,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          350,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      350,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP No. 810022301           SCHEDULE 13D               Page 5 of 83 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      North Atlantic Smaller Companies Investement Trust plc
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          350,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          350,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      350,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      2.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP No. 810022301           SCHEDULE 13D               Page 6 of 83 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      American Opportunity Trust plc
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          200,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          200,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      200,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP No. 810022301           SCHEDULE 13D               Page 7 of 83 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Christopher Harwood Bernard Mills
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      England

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          866,300
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          866,300

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      866,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.1%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP No. 810022301           SCHEDULE 13D               Page 8 of 83 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Oryx International Growth Fund Limited
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Guernsey (Channel Islands)

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          125,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          125,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      125,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP No. 810022301           SCHEDULE 13D               Page 9 of 83 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Consulta (Channel Islands) Limited
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Guernsey (Channel Islands)

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          125,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          125,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      125,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IA, CO

------------------------------------------------------------------------------

-----------------------                                  ---------------------
  CUSIP No. 810022301           SCHEDULE 13D               Page 10 of 83 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Trident North Atlantic Fund
      No IRS Identification Number

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Cayman Islands

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          50,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          50,000

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      50,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IV, CO

------------------------------------------------------------------------------

Item 1.  Security Issuer.

     The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the Common Stock, par value $.10 per share (the "Common Stock") of Scott Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 5875 Landerbrook Drive, Suite 250, Mayfield Heights, Ohio 44124.

Item 2.  Identity and Background.

     2 (a-c,f).

     I.   Filing Parties:
          --------------

     This Statement is filed on behalf of the following nine persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro Capital Management (Holdings) Limited ("Holdings") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. Holdings functions as the ultimate holding company for J O Hambro Capital Management Limited.

2. J O Hambro Capital Management Limited ("J O Hambro Capital Management"), formerly named J O Hambro & Partners Limited, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and as investment adviser to Oryx as well as private clients.

3. Christopher Harwood Bernard Mills is a British citizen whose business address is 10 Park Place, London SW1A 1LP England. His principal employment includes service as executive director of NASCIT, as a director of J O Hambro Capital Management and Oryx, and as co-investment adviser to NASCIT.

4. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at 10 Park Place, London SW1A 1LP England. GFS has undertaken to provide the services of Christopher Mills to NASCIT.

5. North Atlantic Smaller Companies Investment Trust plc ("NASCIT"), formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard

     Mills and J O Hambro Capital Management serve as co-investment advisers to NASCIT.

6. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

7. Oryx International Growth Fund Limited ("Oryx") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment company. J O Hambro Capital Management and Consulta serve as investment advisers to Oryx.

8. Consulta (Channel Islands) Limited ("Consulta") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Consulta is principally engaged in the business of investment management and advising and serving as investment manager of Oryx.

9. The Trident North Atlantic Fund ("Trident North Atlantic") is an open-ended investment Company incorporated in the Cayman Islands with its principal office and business at P. O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated Mutual Fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.

II.  Control Relationships:
     ---------------------

     J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Capital Management (Holdings) Limited.

     Christopher Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro Capital Management and as executive director of NASCIT and American Opportunity Trust.

III. Executive Officers and Directors:
     --------------------------------

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

     (d)   Criminal Proceedings
           --------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)   Civil Securities Law Proceedings
           --------------------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Filing Parties used their working capital funds to purchase the shares of Common Stock of the Company (the "Shares") to which this statement relates.

     The amount of funds used to date to acquire the Shares is approximately $11,191,868 (exclusive of brokerage fees and commissions).

Item 4.  Purpose of Transaction.

     The Reporting Person has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the Group, is as follows:

                                                                   Number of          Number of
                                                  Number of         Shares:          Shares: Sole
                                  Aggregate      Shares: Sole       Shared            or Shared
        Filing                    Number of        Power to        Power to            Power to           Approximate
        Party                      Shares:           Vote            Vote               Dispose           Percentage/*/
-----------------------          ------------    ------------     ----------         ------------       ---------------
Holdings                             866,300                 0        866,300            866,300                5.1%

J O Hambro                           866,300                 0        866,300            866,300                5.1%
Capital Management

Christopher H.B. Mills               866,300                 0        866,300            866,300                5.1%

American Opportunity                 200,000                 0        200,000            200,000                1.2%
 Trust

GFS                                  350,000                 0        350,000            350,000                2.1%

NASCIT                               350,000                 0        350,000            350,000                2.1%

Oryx                                 125,000                 0        125,000            125,000                0.7%

Consulta                             125,000                 0        125,000            125,000                0.7%

Trident North Atlantic                50,000                 0         50,000             50,000                0.3%

     /*/ Based on 16,918,122 shares of Common Stock, par value $.10 per share, outstanding as of February 15, 2000, which is based on information reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

     (c) In the 60 days prior to the date of the filing of this Statement, the Filing Parties effected no transactions in the Common Stock other than those set forth in the fillowing table:


                Scott Technologies, Inc.        Trades in 60 days prior to filing

Date                                          No of shares   Price       Broker
                                                             (US$)
14/03/00      J O Hambro Capital Management         20,000   10.93    Legg Mason

28/01/00      Trident North Atlantc                  1,500   15.98    Raymond James
31/01/00      Trident North Atlantic                48,500    16.5    Raymond James

13/03/00      J O Hambro Capital Management            500   11.21    Raymond James

     All of the above transactions were effected on the open market and were purchases.

     (d) The private clients of J O Hambro Capital Management have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by J O Hambro Capital Management. The shareholders of NASCIT and American Opportunity Trust have an economic interest in the dividends from, and the proceeds of sales of, Common Stock beneficially owned by NASCIT and American Opportunity Trust, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Mills and an agreement entered into between NASCIT and J O Hambro Capital Management, each dated as of January 7, 1993, respectively.

     As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

Item 7.  Material to be Filed as Exhibits.

     The following documents are filed herewith:

     (a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills.

     (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro Capital Management (formerly named J O Hambro & Partners Limited).

     (c) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named
         J O Hambro & Partners Limited) and American Opportunity Trust.

     (d) Power of Attorney of Christopher Harwood Bernard Mills dated July 9, 1997.

     (e) Joint Filing Agreement dated as of April 13, 2000 among J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust plc, Christopher Mills, The Trident North Atlantic Fund, Growth Financial Services Limited, North Atlantic Smaller Companies Investment Trust plc, Oryx International Growth Fund Limited and Consulta (Channel Islands) Limited.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2000

                         J O HAMBRO CAPITAL MANAGEMENT LIMITED



                         By: /s/ R.G. Barrett
                            ----------------------------
                            Name:   R.G. Barrett
                            Title:  Director
                            Executed on behalf of the parties hereto pursuant to the Joint Filing Agreement filed herewith.

                                   Schedule A


The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management (Holdings) Limited ("Holdings") as of the date hereof.


Name:                                   James Daryl Hambro
                                        (Chairman)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Chairman, J O Hambro Capital Management
                                        Limited

Name:                                   Christopher Harwood Bernard Mills
                                        (Director)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Executive Director, NASCIT
                                        Executive Director, American
                                        Opportunity Trust
                                        Director, J O Hambro Capital Management
                                        Limited

Name:                                   Nichola Pease
                                        (Director and Chief Executive)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Director and Chief Executive, J O Hambro
                                        Capital Management Limited

Name:                                   Basil Postan
                                        (Director)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Director, J O Hambro Capital Management
                                        Limited

Name:                                   Malcolm Robert King
                                        (Director)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Director, J O Hambro Capital Management
                                        Limited

Name:                                   Lisa Marie Rowland
                                        (Director)

Citizenship:                            American

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Director, J O Hambro Capital Management
                                        Limited

Name:                                   Robert George Barrett
                                        (Director)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Director, J O Hambro Capital Management
                                        Limited

Name:                                   Claudia Margaret Cecil Perkins
                                        (Director)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Director, J O Hambro Capital Management
                                        Limited

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.


Name:                                   James Daryl Hambro
                                        (Managing Director)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Managing Director, J O Hambro Capital
                                        Management Limited

Name:                                   Christopher Harwood Bernard Mills
                                        (Director)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Executive Director, NASCIT
                                        Executive Director, American
                                        Opportunity Trust
                                        Director, J O Hambro Capital Management

Name:                                   Claudia Margaret Cecil Perkins
                                        (Director)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Director, J O Hambro Capital Management

Name:                                   Malcolm Robert King
                                        (Director)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Director, J O Hambro Capital Management

Name:                                   Nichola Pease
                                        (Director)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Director and Chief Executive, J O Hambro
                                        Capital Management

Name:                                   Basil Postan
                                        (Director)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Director, J O Hambro Capital Management

Name:                                   Lisa Marie Rowland
                                        (Director)

Citizenship:                            American

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Director, J O Hambro Capital Management

Name:                                   Robert George Barrett
                                        (Director)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.


Name:                                   Christopher Harwood Bernard Mills
                                        (Executive Director)

Citizenship:                            British

Business Address:                       North Atlantic Smaller Companies
                                        Investment Trust plc
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Executive Director, NASCIT
                                        Executive Director, American
                                        Opportunity Trust plc
                                        Director, J O Hambro Capital Management

Name:                                   Enrique Foster Gittes
                                        (Chairman)

Citizenship:                            USA

Residence:                              4 East 82nd Street
                                        New York, New York 10028
                                        USA

Principal Occupation:                   Director, NASCIT

Name:                                   Brian Roger Adams

Citizenship:                            British

Residence:                              Hill House
                                        Church Lane
                                        Debden, NR. Saffron Walden
                                        Essex CB11 3LD

Principal Occupation                    Director, NASCIT

Name:                                   Robert D. Power
                                        (Director)

Citizenship:                            British

Business Address:                       115 East 90th Street
                                        New York, New York 10022
                                        USA

Principal Occupation:                   Non-executive director

Name:                                   Douglas P C Nation
                                        (Director)

Citizenship:                            British

Business Address:                       Bear Stearns Co. Inc./1/
                                        245 Park Avenue
                                        New York, NY 10167

Principal Occupation:                   Managing Director, Bear Stearns Co. Inc.

Name:                                   The Hon. Peregrine D E M Moncreiffe
                                        (Director)

Citizenship:                            British

Business Address:                       Easter Moncreiffe
                                        Bridge of Earn
                                        Perthshire
                                        Scotland
                                        PH2 8 QA

Principal Occupation:                   Non-executive director





-----------------------------

     /1/ Bear Stearns Co. Inc. principally engages in the brokerage business.

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.


Name:                                   Christopher Harwood Bernard Mills
                                        (Director)

Citizenship:                            British

Business Address:                       10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Executive Director, NASCIT
                                        Executive Director, American
                                        Opportunity Trust
                                        Director, J O Hambro Capital Management

Name:                                   Ivan Alexander Shenkman
                                        (Director)

Citizenship:                            British

Residence:                              34 Royal Crescent, London W11
                                        England

Principal Occupation:                   Consultant

GFS is controlled by Christopher Mills who owns 99% of the share capital.

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.



Name:                                   R. Alexander Hammond-Chambers
                                        (Chairman)

Citizenship:                            British

Business Address:                       29 Rutland Square
                                        Edinburgh
                                        EH1 2BW

Principal Occupation:                   Non-executive director

Name:                                   Christopher Harwood Bernard Mills
Citizenship:                            British
Business Address:                       10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Executive Director, American
                                        Opportunity Trust
                                        Executive Director, NASCIT
                                        Director, J O Hambro Capital Management

Name:                                   John Gildea
                                        (Director)

Citizenship:                            USA

Business Address:                       Gildea Management Company/2/
                                        115 East Putnam Avenue
                                        3rd Floor
                                        Greenwich, Connecticut 06830

Principal Occupation:                   President, Gildea Management Company


--------------------------

     /2/ Gildea Management Company is principally engaged in the investment management business.

Name:                                   The Hon. James J. Nelson
                                        (Director)

Citizenship:                            British

Business Address:                       Foreign & Colonial Ventures/3/
                                        4th Floor
                                        Berkeley Square House
                                        Berkeley Square
                                        London W1X 5PA
                                        England

Principal Occupation:                   Director, Foreign & Colonial Ventures

Name:                                   Iain Tulloch
                                        (Director)

Citizenship:                            British

Business Address:                       Murray Johnstone Ltd./4/
                                        7 West Nile Street
                                        Glasgow G2 2PX
                                        Scotland

Principal Occupation:                   Director, Murray Johnstone Ltd.

Name:                                   Philip Ehrman
                                        (Director)

Citizenship:                            British


-----------------------------

     /3/ Foreign & Colonial Ventures is principally engaged in the investment management business.

     /4/ Murray Johnstone Ltd. is principally engaged in the investment management business.

Business Address:                       Gartmore Investment Management Ltd./5/
                                        Gartmore House
                                        16-18 Monument Street
                                        London EC3R 8AJ
                                        England

Principal Occupation:                   Investment Manager, Gartmore Investment
                                        Management Ltd.





-----------------------

     /5/ Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited ("Oryx") as of the date hereof.



Name:                                   Nigel Kenneth Cayzer
                                        (Chairman)

Citizenship:                            British

Business Address:                       Kinpurnie Estate
                                        Smiddy Road
                                        Newtyle
                                        Perthshire
                                        PH12 8TB

Principal Occupation:                   Non-executive director

Name:                                   His Excellency Salim Hassan Macki
                                        (Director)

Citizenship:                            Omani

Business Address:                       P.O. Box 4160
                                        Postal Code 112
                                        Ruwi
                                        Sultanate of Oman

Principal Occupation:                   Non-executive director

Name:                                   Patrick John McAfee
                                        (Director)

Citizenship:                            British

Business Address:                       Deutche, Morgan Grenfell/6/
                                        4 Eagle Valley
                                        Power Court
                                        Ennis Kerry County
                                        Wicklow
                                        Ireland




-----------------------

     /6/ Deutche, Morgan Grenfell is a merchant bank.

Principal Occupation:                   Company Director

Name:                                   Christopher Harwood Bernard Mills
                                        (Director)

Citizenship:                            British

Business Address:                       10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Executive Director, NASCIT
                                        Executive Director, American
                                        Opportunity Trust
                                        Director, J O Hambro & Partners
                                        Director, Oryx

Name:                                   Harald Lungershausen
                                        (Director)

Citizenship:                            German

Business Address:                       Seestrasse 240
                                        P.O. Box 0802
                                        Kilchberg
                                        Zurich
                                        Switzerland

Principal Occupation:                   Company Director

Name:                                   Mohamed Hassan Ghurlam Habib
                                        (Director)
Citizenship:                            Omani

Business Address:                       Oman National Insurance Company/7/
                                        PO Box 2254
                                        Postal Code 112
                                        Ruwi
                                        Sultanate of Oman




----------------------

     /7/ Oman National Insurance Company is principally engaged in the insurance business.

Principal Occupation:                   Chief Executive, Oman National Insurance
                                        Company, SAOG

Name:                                   Rupert Arthur Rees Evans
                                        (Director)

Citizenship:                            British

Business Address:                       Ozannes/8/
                                        PO Box 186
                                        1 Le Marchant Street
                                        St. Peter Port
                                        Guernsey
                                        Channel Islands

Principal Occupation:                   Guernsey Advocate
                                        Partner, Ozanne van Leuven Perrot &
                                        Evans

Name:                                   Hussan Al Nowais

Citizenship:                            United Arab Emirates

Business Address:                       Emirate Holdings
                                        P.O. Box 984
                                        Abu Dhabi
                                        United Arab Emirates

Principal Occupation:                   Chairman and Managing Director, Emirate
                                        Holdings




----------------------

     /8/ Ozannes is a law firm.

The following table sets forth certain information concerning each of the directors and executive officers of Consulta (Channel Islands) Limited ("Consulta") as of the date hereof.


Name:                                   Gary Michael Brass
                                        (Director)

Citizenship:                            British

Business Address:                       20 St. James's Street
                                        London SW1A 1ES
                                        England

Principal Occupation:                   Managing Director, Consulta

Name:                                   Jeremy Caplan
                                        (Director)

Citizenship:                            British

Business Address:                       1 Britannia Place
                                        Bath Street
                                        St. Helier
                                        Jersey

Principal Occupation:                   English Solicitor

Name:                                   Barry Carroll
                                        (Director)

Citizenship:                            British

Business Address:                       Management International (Guernsey)
                                        Limited/9/
                                        Bermuda House
                                        St. Julian's Avenue
                                        St. Peter Port
                                        Guernsey

Principal Occupation:                   Managing Director
                                        Management International (Guernsey)
                                        Limited




----------------------------

     /9/ Management International (Guernsey) Limited is principally engaged in the investment management business.

Name:                                   Rupert Arthur Rees Evans
                                        (Director)

Citizenship:                            British

Business Address:                       P.O. Box 186
                                        1 Le Marchant Street
                                        St. Peter Port
                                        Guernsey

Principal Occupation:                   Guernsey Advocate
                                        Partner, Ozanne van Leuven
                                        Perrot & Evans

The following table sets forth certain information concerning each of the directors and executive officers of Consulta Limited, the parent of Consulta (Channel Islands) Limited.

Name:                                   Harald Alejandro Lamotte
                                        (Director)

Citizenship:                            British

Business Address:                       20 St. James's Street
                                        London SW1A 1ES
                                        England

Principal Occupation:                   Investment Fund Manager,
                                        Consulta Limited

Name:                                   Gary Michael Brass
                                        (Director)

Citizenship:                            British

Business Address:                       20 St. James's Street
                                        London SW1A 1ES
                                        England

Principal Occupation:                   Investment Fund Manager,
                                        Consulta Limited

Name:                                   Paul David Ashburner Nix
                                        (Director)

Citizenship:                            British

Business Address:                       20 St. James's Street
                                        London SW1A 1ES
Principal Occupation:                   Investment Fund Manager
                                        Consulta Limited

The following table sets forth certain information concerning each of the directors and executive officers of Trident North Atlantic Fund ("Trident North Atlantic") as of the date hereof.

Name:                                   Niamh Meenan
                                        (Director)

Citizenship:                            Irish

Business Address:                       RSM Robson Rhodes
                                        Fitzwilton House
                                        Wilton Place
                                        Dublin 2

Principal Occupation:                   Senior Manager, RSM Robson Rhodes

Name:                                   Christopher Harwood Bernard Mills
                                        (Director)

Citizenship:                            British

Business Address:                       J O Hambro Capital Management Limited
                                        10 Park Place
                                        London SW1A 1LP
                                        England

Principal Occupation:                   Executive Director, NASCIT
                                        Executive Director, American
                                        Opportunity Trust
                                        Director, J O Hambro Capital Management
                                        Limited

Name:                                   David Sargison
                                        (Director)

Citizenship:                            British

Business Address:                       Caledonian Bank & Trust Limited
                                        Caledonian House
                                        George Town, Grand Cayman
                                        Cayman Islands

Principal Occupation:                   Managing Director, Caledonian Bank &
                                        Trust Limited

                                 Exhibit Index
                                 -------------

Document
--------

     The following documents are filed herewith:

     (a) Secondment Services Agreement dated as of January 7, 1993 among NASCIT, GFS and Christopher Harwood Bernard Mills.

     (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro Capital Management (formerly named J O Hambro & Partners Limited).

     (c) Administration, Management and Custody Management Agreement dated as of January 7, 1993 between J O Hambro Capital Management (formerly named J O Hambro & Partners Limited) and American Opportunity Trust.

     (d) Power of Attorney of Christopher Harwood Bernard Mills dated July 9, 1997.

     (e) Joint Filing Agreement dated as of April 13, 2000 among J O Hambro Capital Management (Holdings) Limited, J O Hambro Capital Management Limited, American Opportunity Trust PLC, Christopher Mills, The Trident North Atlantic Fund, Growth Financial Services Limited, North Atlantic Smaller Companies Investment Trust plc, Oryx International Growth Fund Limited and Consulta (Channel Islands) Limited.